EXHIBIT 99.1

Foremost Clean Energy Issues Shareholder Letter Highlighting Recent Denison Transaction and Operational Updates

VANCOUVER, British Columbia, Dec. 11, 2024 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”), an emerging North American uranium and lithium exploration company, today issued a letter to shareholders from its President and Chief Executive Officer, Jason Barnard.

Dear Shareholders,

As we end 2024, I wanted to take a moment to reflect on our Company’s achievements over the past year and set out our objectives for the upcoming year and beyond.

2024 has truly been an evolutionary year for Foremost, marked by a series of strategic business developments and key advancements in our asset portfolio. Over the course of the last 12 months, we have successfully negotiated an option agreement with Denison Mines Corp. (TSX: DML, NYSE American: DNN) (“Denison”) for 10 prospective uranium properties (the “Uranium Properties”), significantly enhancing our position in the mining sector. Our commitment to growth is further demonstrated through the completion of drill programs at our Zoro Lithium Property and the Hatchet Lake Uranium Property. Additionally, we are excited about the planned spin-out of the Company’s Winston Gold/Silver Project into Rio Grande Resources. Bolstered by our success in securing over C$13.5 million in gross proceeds through two equity financing rounds, it is evident that Foremost is methodically positioning itself for future growth. And in a strong show of confidence in the Company’s future, I am pleased to report that insiders have united to invest more than C$2.4 million in share purchases over the past year.

As a fellow investor and shareholder, I completely understand and share the disappointment associated with the apparent disconnect between Foremost’s operational performance and its share price. However, I firmly believe that we are on the brink of what will become our most transformative year yet. I am filled with eagerness as we kickstart our efforts committing $6.5 million dollars in exploration in 2025 on several of the Uranium Properties which are drill-ready and/or drill-permitted, each showcasing incredible potential. Our strong foundational elements, coupled with strategic partnerships and an expanding market presence, suggest that our Company could be poised for significant growth.

Diversification of Assets

While our core mission remains rooted in providing sustainable fuel sources to drive the clean energy future, our recent strategic pivot signals an exciting expansion of our portfolio. Our Company is positioned quite favorably with our new Uranium Properties alongside our lithium projects. While we still view our lithium properties as valuable assets, the current lithium market has presented challenges, and we have been able to seamlessly refocus our attention on uranium—a commodity that is gaining traction. Should future market dynamics support further exploration and development of lithium resources, we will look at resuming our exploration efforts on our Lithium Lane Properties. Our dual-pronged strategy, through uranium and lithium, not only diversifies our offerings but also reinforces our commitment to being at the forefront of the clean energy transition.

Collaboration with Uranium Leader Denison Mines Corp.

This past September, we announced our option agreement with Denison, a clear leader in the uranium mining sector, to acquire up to 70% of Denison’s interests in 10 highly prospective uranium exploration properties spanning over 330,000 acres in the Athabasca Basin, consisting of projects at different stages of exploration, from grassroots to those with significant historical exploration and discovery-ready targets. Most of the Uranium Properties are located within or near major structural uranium trends or zones, including the Wollaston-Mudjatik Transition Zone (“WMTZ”), host to some of the world’s largest and highest-grade uranium operations, including the McArthur River and Cigar Lake mine and the McClean Lake mill. Our Murphy Lake South Uranium Property, for example, runs adjacent to and alongside the La Roque corridor, which hosts IsoEnergy’s Hurricane Deposit* (Indicated Mineral Resources of 48.6 Mlbs U₃O₈ from 63,800 tonnes at an average grade of 34.5% U₃O₈)ˆ, the world’s highest-grade uranium deposit.

Millions of dollars of past exploration and drilling have been invested in these projects with encouraging results, representing an exciting opportunity for further exploration and potential discovery. In an ever-evolving market where discovery-ready properties hold transformative potential, Denison viewed Foremost as the right strategic ally to advance the Uranium Properties.

This transaction transcends more than just property acquisition, but also forges a powerful collaboration between Foremost and Denison’s technical and operational expertise. As Foremost’s largest shareholder, holding approximately 19.12% of the Company, Denison also pledged its financial commitment, recently investing over C$1.8 million in the over-subscribed C$10.5 million equity financing, signaling a powerful vote of confidence in our Company and its future growth trajectory.

Bolstered Management and Board

The Denison transaction also provides for the strategic addition of experienced leaders who bring a wealth of knowledge, expertise, and innovative thinking. David Cates, the President and CEO of Denison Mines, joined Foremost’s board of directors in October 2024, and Amanda Willett, Denison’s Vice President Legal, is set to join the board of directors following the Company’s Annual General and Special Meeting (“AGSM”) on December 20, 2024.

  Mr. Cates is a well-known figure in the uranium industry with over a decade of senior executive experience, particularly in leading Denison Mines’ successful operations in the Athabasca Basin. His extensive knowledge and track record equip him to provide invaluable guidance and support to our Company as it navigates the evolving landscape of the uranium market.
  Ms. Willett brings a keen understanding of legal, and compliance matters crucial to the Company’s growth and operations with nearly a decade of experience in securities law prior to joining Denison in 2016. Her role on the board promises to enhance corporate governance and strategic decision-making.

Exploration

Our new era of exploration will be guided by Jody Dahrouge and Andy Yackulic, as members of Foremost’s Scientific Advisory Board. Jody Dahrouge, the past president of Fission Energy Corp, is celebrated for his role in securing several significant discoveries, including those at Waterbury Lake, Patterson Lake, and Patterson Lake South. Andy Yackulic, Denison’s Vice President of Exploration, joined Denison in 2020, bringing with him over twelve years of experience at Cameco, where he was instrumental in the Fox Lake Discovery among other accomplishments.

This collaboration between Dahrouge and Yackulic promises to be a formidable partnership—bringing together two geological experts known for their innovative approaches and success in identifying new uranium mineralization.

Financial

Finally, to ensure that Foremost builds a robust financial foundation to support its exploration and operational endeavors, the Company has also appointed Dong Shim, CPA, CA, as its Chief Financial Officer. Mr. Shim is a seasoned finance and accounting executive with a strong background in both Canadian and U.S. regulatory frameworks. As a Partner at SHIM & Associates LLP and a member of the Chartered Professional Accountants of British Columbia, Mr. Shim’s expertise will help navigate the financial complexities of expanding operations and securing investments.

Foremost Announces Spin-Out of Winston Gold and Silver Properties into New Venture: Rio Grande Resources Ltd.

In an exciting development for shareholders and stakeholders, Foremost has strategically opted to spin out the Winston Group of Gold and Silver Properties (the “Winston Project”) into a newly established independent entity, Rio Grande Resources Ltd. (“RGR”). This move will enable the Winston Project to receive the dedicated time, focus, and financial investment necessary for its advancement. With an independent management team at the helm, RGR is poised to fully harness the Winston Project’s potential, ensuring that the developmental efforts are both concentrated and effective. This focused approach will not only enhance the operational capabilities of the Winston Project but also drive its growth ambitions, as the team’s primary goal will be to capitalize on the promising mineral assets that the project encompasses.

Shareholders of Foremost will benefit directly from this move, as they will receive two common shares of RGR for each share they hold in Foremost on the effective date of the arrangement, subject to shareholder approve at our upcoming AGSM and other necessary regulatory approvals. As we look towards the AGSM and the proposed spin-out, the goal is clear: to establish RGR as a leading explorer in the gold and silver market and capitalize on a favourable precious metals market. The Winston Project consists of past producing gold and silver mines within a favorable geological environment. With gold recently hitting a high of over US$2,700/ounce, the spin out will provide exciting upside potential for our shareholders as they retain a stake in the various projects held by Foremost and RGR.

Our Promising Future

Energy needs are projected to surge, bolstered by global energy policies aimed at carbon reduction, generative A.I. power needs, declining supply and heightened geopolitical tensions. We are entering an extremely exciting time in what looks like a sustained uranium bull market. As demand for nuclear energy surges, so too does the need for uranium, which will inevitably drive exploration and generate greater market interest.

In an effort to ensure our shareholders and potential investors stay informed about Foremost’s upcoming exploration and business activities, the Company has engaged Capital Property LLC (the “Consultant”) to provide marketing services aimed at increasing awareness of the Company’s operations and facilitating communication with the investment community. Information about Foremost will be available through the Consultant’s Triangle Investor platforms, including its YouTube channel, website, and various social media channels, including interviews with Company leadership and representatives. The agreement commenced on December 9, 2024, for an initial term of six months at a rate of C$2,500 per month, automatically transitioning to a month-to-month arrangement thereafter. Either party may terminate the Agreement with 30 days’ written notice before the end of the initial term and 14 days’ notice thereafter. For more information, the Consultant can be contacted at triangle-investor@outlook.com and by phone at +385 91 500 4687. The Consultant does not currently have any interest, directly or indirectly, in the Company or its securities.

Foremost is dedicated to unlocking the immense potential of its underexplored land package in the Athabasca Basin, driven by a mission to make significant discoveries through active exploration. By employing a systematic and scientific approach in our exploration activities, we establish a framework that effectively prioritizes our efforts and directs our attention toward the most promising targets from the outset. As Foremost commences its exploration efforts on the Uranium Properties, we are determined to emerge as a preeminent player in the Athabasca uranium exploration sector. With a clear vision and robust exploration strategy, we are well on the way to realizing our ambitious goals in one of the most prolific uranium districts in the world.

The new collaboration with Denison, a leading C$2.8 billion uranium miner and developer, provides Foremost unparalleled technical, operational, and financial support, enhancing its capacity for exploration success. Denison’s evaluation and decision to engage with Foremost is a meaningful validation of the Company’s business model. By fostering our relationship and key collaborations, we aim to maximize shareholder value and achieve long-term success.

I look forward to sharing exciting milestones in the new year to come.

Sincerely,

Jason Barnard
President & Chief Executive Officer
Foremost Clean Energy

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is an emerging North American uranium and lithium exploration company with an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%) spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries, alongside and in collaboration with Denison Mines Corp. (TSX:DML, NYSE American: DNN), through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These include, but are not limited to, the planned spin-out of the Winston Project, the Company’s position for future growth, expectations for 2025 and the potential for the Company’s exploration prospects, the Company’s plans for its Lithium Lane Properties, the relative position of the Company in the clean energy transition, the potential for further exploration and discovery on the Uranium Properties, expectations for the composition of the board of directors of the Company and the management of its exploration activities, the role of the Company’s chief financial officer in expanding operations and securing investments, the role of the spin-out in advancing the Winston Project and its mineral assets and availability of upside potential, the benefits to the Company shareholders of the spin-out, the approval of shareholders and the receipt of other regulatory approvals for the spin-out, the favourability of the current precious metals market and uranium market, the impact of increased demand on exploration and market interest relative to the Company, the availability of Company information through the Consultant, the movement towards clean energy and the role of Denison in providing the Company technical, operational and financial support and the extent to which it enhances the prospects for exploration success. These statements statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the spin-out transaction, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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